EMI

RECEIVED

2006 NOV 28 P 3:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

06018842

22nd November, 2006.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

SUPPL

EMI Group plc - Ref. No: 82-373

Further to our filing of 17th November 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 22nd November 2006, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 21st November 2006, held 47,390,245 shares, being 5.93% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

EMI Group plc 27 Wrights Lane, London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above; Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/98

Company Announcements Office,
London Stock Exchange.

22nd November, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a letter dated 21st November 2006 and received by fax on 22nd November 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 21st November 2006, had an interest in 47,390,245 shares, being 5.93% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231